SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 15)

Paramount Global
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                                               ________92556H107_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________________November 2, 2023________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,921,891 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,921,891 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,921,891 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.72%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management, Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,701,854 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,827,625 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,827,625 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.95%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 70,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 70,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 70,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.17%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 85,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 85,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 85,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.21%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 72,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 72,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 72,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.18%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 85,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 85,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 85,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.21%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 27,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 27,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 27,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 15 to Schedule 13D on the Class A Common Stock of Paramount Global  (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on January 13, 2006.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, LLC (“Teton Advisors”), Keeley-Teton Advisors, LLC (“Keeley-Teton”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which may as a part of its business purchase and sell securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood  Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.
Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of  MGH and indirectly of Teton Advisors and Keeley-Teton Advisors..
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  Teton Advisors is a Delaware limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830.  Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $4,108,179 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $3,434,804 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Foundation used approximately $114,204 of funds of a private entity to purchase the additional Securities reported by it.  Mario Gabelli used approximately $45,118 of private funds to purchase the additional Securities reported by him. GGCP used approximately $180,058 of working capital to purchase the additional Securities reported by it. AC used approximately $283,170 of working capital to purchase the additional Securities reported by it. GCIA used approximately $5,630 of client funds to purchase the additional Securities reported by it. MJG Associates used approximately $45,195 of client funds to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,099,516 shares, representing 12.53% of the approximately 40,702,875 Class A Common shares outstanding as reported in the Issuer’s most recent filed Form 10-Q for the quarterly period ended September 30, 2023. Out of the 40.7 million shares outstanding, National Amusements owns 31.5 million. The Reporting Persons own over 55% of the Issuer’s outstanding shares that are not held by National Amusements.The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,921,891	4.72%
GAMCO	2,827,625	6.95%
GCIA GGCP Foundation AC MJG Associates Mario Gabelli	10,500 72,000 70,000 85,000 85,500 27,000	0.03% 0.18% 0.17% 0.21% 0.21% 0.07%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 125,771 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2023

GGCP, INC.
MARIO J. GABELLI
 GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Peter D. Goldstein
     Peter D. Goldstein
                General Counsel – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

      Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, G.research, LLC, Teton Advisors, LLC, or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, or Gabelli & Company Investment Advisers, Inc. or Associated Capital Group, Inc., the business address of each of which is 191 Mason Street, Greenwich, CT 06830 and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Raymond C. Avansino Leslie B. Daniels	Chairman & Chief Executive Officer E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501 Operating Partner AE Industrial Partners, LP 2500 N. Military Trail, Suite 470 Boca Raton, FL 33431
Mario J. Gabelli Elisa M. Wilson Douglas R. Jamieson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Co- Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Co- Chief Executive Officer of GAMCO Investors, Inc.
President and Chief Executive Officer of Associated Capital Group, Inc.
President, Chief Operating Officer and Managing Director of GAMCO Asset Management Inc.

Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Agnes Mullady	Former Senior Vice President of GAMCO Investors, Inc.
Alexis Glick	Former Chief Executive Officer of GENYOUth
Officers:
Mario J. Gabelli	Chairman, Co-Chief Executive Officer and Co-Chief Investment Officer - Value
Douglas R. Jamieson	Co-Chief Executive Officer
Peter D. Goldstein Kieran Caterina	Senior Vice President, General Counsel & Secretary Senior Vice President, Chief Accounting Officer and Principal Financial Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, LLC Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley James C. Abbott, CFA, CAIA Herve D. Francois Jason D. Lamb
Chairman of the Board

Founder- Amabile Partners

Chief Executive Officer

President and Founder – Raritan Bay Cardiology Group

Chairman of Teton Advisors, LLC

President & Executive Chairman – Keeley Teton Advisors, LLC

Former Chairman and CEO of Carillon Tower Advisors

Multifamily real estate investors

Special advisor to IronNet, Inc.

Officers:
Stephen G. Bondi Patrick B. Huvane, CPA, CFA Casey Haars Tiffany Hayden	Chief Executive Officer Chief Financial Officer Controller Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Richard T. Prins	Former Partner Skadden, Arps, Slate, Meagher & Flom LLP
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Huvane Ian McAdams Peter D. Goldstein	Executive Chairman President and Chief Executive Officer Interim Co-Chief Financial Officer Interim Co-Chief Financial Officer Senior Vice President, Chief Legal Officer & Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Craig A. Weynand	Chief Executive Officer and President Controller Chief Compliance Officer
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Paul Greenhaw Joseph Fernandez	Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                 SHARES PURCHASED        AVERAGE
DATE                            SOLD(-)             PRICE(2)

 CLASS A COMMON STOCK-PARAMOUNT GLOBAL

ASSOCIATED CAPITAL GROUP, INC.
10/25/2023	3,201	14.1400
10/24/2023	2,599	14.1400
10/23/2023	12,200	14.1400
10/9/2023	2,000	14.3250

GABELLI & COMPANY INVESTMENT ADVISORS, INC.
10/25/2023	400	14.0750

GABELLI FOUNDATION, INC.
10/23/2023	2,000	14.2650
10/19/2023	2,000	15.1500
10/2/2023	2,000	15.5500
9/7/2023	1,500	16.1828

GABELLI FUNDS, LLC
GAMCO ACV SICAV
10/4/2023	200	14.7371
GABELLI ASSET FUND
11/1/2023	-1,500	13.5102
10/27/2023	-500	13.6840
10/26/2023	-750	13.7547
10/24/2023	-250	14.2303
10/23/2023	-900	14.3533
GABELLI CAPITAL ASSET FUND
10/4/2023	1,500	14.7371
9/28/2023	1,500	15.8043
GABELLI EQUITY INCOME FUND
10/25/2023	1,200	13.9958
9/29/2023	-10,000	15.8145
9/28/2023	-10,000	15.7547
9/27/2023	-10,000	15.7358
9/26/2023	-10,000	15.5562
9/25/2023	-11,200	15.5648
GABELLI DIVIDEND & INCOME TRUST
9/19/2023	7,000	16.9800
GABELLI MULTIMEDIA TRUST
10/18/2023	5,000	15.3700
GABELLI GLOBAL RISING INCOME AND DIVIDEND FUND
10/4/2023	1,500	14.6876
GABELLI GLOBAL SMALL &MIDCAP VALUE TRUST
10/4/2023	8,000	14.6876
GABELLI VALUE 25 FUND
10/10/2023	5,000	15.0721

GAMCO ASSET MANAGEMENT INC.
11/2/2023	9,050	14.7760
11/1/2023	-500	13.4919
11/1/2023	-3,066	13.5850
11/1/2023	5,102	13.6500
11/1/2023	1,558	13.8000
10/31/2023	1,942	13.8000
10/31/2023	-1,064	13.8267
10/31/2023	1,500	13.8800
10/31/2023	7,300	13.9229
10/30/2023	-1,000	13.7638
10/30/2023	1,400	13.8836
10/27/2023	1,400	13.6893
10/27/2023	12,900	13.7711
10/27/2023	-2,000	13.8174
10/27/2023	800	13.8400
10/26/2023	3,000	13.8085
10/26/2023	1,200	13.8474
10/26/2023	4,000	13.8800
10/26/2023	-2,300	13.9179
10/25/2023	-3,300	13.9000
10/25/2023	9,362	14.0661
10/25/2023	-556	14.1627
10/25/2023	2,000	14.1855
10/25/2023	500	14.2523
10/24/2023	4,638	14.1800
10/24/2023	5,000	14.1962
10/24/2023	16,100	14.2773
10/24/2023	-400	14.4500
10/23/2023	-2,000	14.2384
10/23/2023	4,900	14.2949
10/23/2023	3,065	14.3215
10/20/2023	-1,000	14.4101
10/20/2023	100	14.4500
10/20/2023	200	14.5500
10/20/2023	1,600	14.6275
10/20/2023	5,300	14.6851
10/20/2023	1,000	14.6900
10/19/2023	7,500	15.1138
10/19/2023	5,000	15.1180
10/19/2023	400	15.1500
10/19/2023	2,000	15.1970
10/18/2023	1,000	15.2992
10/18/2023	5,000	15.3200
10/18/2023	300	15.3500
10/18/2023	5,250	15.3998
10/17/2023	-1,300	15.5430
10/17/2023	3,900	15.5874
10/16/2023	-3,000	15.0117
10/16/2023	-1,800	15.0164
10/16/2023	925	15.1092
10/16/2023	500	15.3500
10/13/2023	520	14.6700
10/13/2023	-300	14.8234
10/13/2023	4,240	14.8361
10/13/2023	-200	14.8862
10/13/2023	-500	14.9100
10/13/2023	1,000	14.9995
10/12/2023	-800	14.6889
10/12/2023	-350	14.7125
10/12/2023	1,500	14.8236
10/12/2023	4,500	14.8487
10/11/2023	1,000	15.1950
10/11/2023	2,700	15.2071
10/11/2023	-2,862	15.2221
10/11/2023	1,000	15.3200
10/10/2023	2,000	15.0805
10/10/2023	2,000	15.0812
10/10/2023	1,500	15.1692
10/10/2023	4,300	15.2162
10/10/2023	900	15.2953
10/9/2023	500	14.2610
10/9/2023	-150	14.4453
10/9/2023	-150	14.4453
10/6/2023	500	14.7880
10/6/2023	2,200	14.8237
10/5/2023	115	14.3413
10/5/2023	-55	14.5034
10/5/2023	1,000	14.5310
10/4/2023	8,000	14.6240
10/4/2023	-1,200	14.6321
10/4/2023	2,500	14.7500
10/3/2023	1,500	14.7821
10/3/2023	1,000	14.8660
10/2/2023	-500	15.6191
10/2/2023	7,675	15.6723
10/2/2023	5,200	15.8365
9/29/2023	12,325	15.7538
9/29/2023	200	15.7650
9/28/2023	1,600	15.7000
9/28/2023	-100	15.7298
9/28/2023	2,000	15.7896
9/28/2023	-1,000	15.8104
9/26/2023	2,833	15.5417
9/26/2023	500	15.6300
9/25/2023	-500	15.5520
9/25/2023	1,900	15.5909
9/25/2023	500	15.6600
9/22/2023	200	15.6900
9/22/2023	1,300	15.7592
9/22/2023	5,000	15.7906
9/22/2023	500	15.7979
9/22/2023	700	15.8000
9/22/2023	4,750	15.9218
9/22/2023	300	16.3300
9/22/2023	-150	16.3367
9/21/2023	200	16.7448
9/20/2023	9,200	16.8622
9/20/2023	-500	16.9031
9/19/2023	3,700	16.9929
9/18/2023	500	17.0500
9/18/2023	-500	17.0513
9/18/2023	3,700	17.1150
9/15/2023	669	17.6751
9/15/2023	1,000	17.8363
9/14/2023	-300	17.1940
9/14/2023	4,000	17.3191
9/14/2023	3,000	17.3432
9/13/2023	-1,800	16.6656
9/12/2023	200	17.0500
9/11/2023	500	17.0000
9/11/2023	400	17.1132
9/8/2023	-400	16.2100
9/8/2023	500	16.9062
9/8/2023	4,311	16.9275
9/8/2023	-4,000	17.0004
9/7/2023	500	15.9798
9/7/2023	5,392	16.0769
9/7/2023	500	16.3200

GGCP, INC.
11/1/2023	2,000	13.4500
10/10/2023	6,000	15.3586
10/9/2023	2,000	14.3125
9/7/2023	2,000	16.1908

MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
9/25/2023	500	15.5800
GABELLI FUND, LDC
11/1/2023	500	13.6600
10/19/2023	500	15.1500
10/11/2023	1,000	15.1500
9/25/2023	500	15.7000

MARIO J. GABELLI
10/31/2023	500	13.9055
10/19/2023	500	15.1500
10/11/2023	1,500	15.1500
9/25/2023	500	15.7300

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ.

(2) PRICE EXCLUDES COMMISSION.